

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 25, 2008

Via facsimile (253) 540-7389 and U.S. Mail

Mr. Perry H. Rod
Mr. Perry H. Rod
Mr. Thomas Sailors
Mr. Kavan P. Singh
P.O. Box 17161
Encino, CA 91416

> **Re: Napster, Inc.**
> **Definitive Additional Material filed by Perry Rod, Thomas Sailors and**
> **Kavan P. Singh**
> **Filed August 21, 2008**
> **File No. 000-32373**

Dear Messers Rod, Sailors and Singh:

We have reviewed your filing and have the following comments.

Definitive Additional Materials

1.   We note that you have already furnished a proxy statement to security holders so checking the box for Rule 14a-12 is not appropriate. Refer to Rule 14a-12(a). In future filings, please check the box to indicate you are filing "Definitive Additional Materials." See Rule 14a-6(b).

2.   Please provide factual support for the following statements since they may be potentially incomplete within the meaning of Rule 14a-9:

- Your assertion that the directors and senior management have collectively received 3,000,000 shares over the last three years as a reward for an over 80% decline in share price; and

- Your assertion that "[m]anagement has repeatedly claimed that its key strategic partnership with AT&T would provide a new source of subscriber growth yet no discernable traction has been observed."

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Direct any questions to Michael F. Johnson at (202) 551-3477 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions